September 3, 2002





Securities and Exchange Commission
Washington DC  20549

Dear Sir or Madam:

On behalf of Joe Rosen, who is an Officer of Immucor, Inc. (the "Company"), we are transmitting the Statement of Changes in Beneficial Ownership on Form 4 with respect to the Company's Common Stock.

Sincerely,

/s/ Edward L. Gallup

Edward L. Gallup
President

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  Statement of Changes in Beneficial Ownership

                Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility
         Holding Company Act of 1935 or Section 30(f) of the Investment
                               Company Act of 1940


___ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1.       Name and Address of Reporting Person

         Joseph E. Rosen
         31 Grasmere Way
         Princeton, NJ 08540

2.       Issuer Name and Ticker or Trading Symbol

         Immucor, Inc / BLUD

3.       IRS or Social Security Number of Reporting Person (Voluntary)

4.       Statement for Month/Year

         08/02

5.       If Amendment, Date of Original (Month/Year)

         NA

6.       Relationship of Reporting Person to Issuer (check all applicable)

         X        Director
                  Officer (give title below)
                  10% Owner
                              Other (specify below)


TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security   (Instr.3)

         Common Stock, $.10 par value

2.       Transaction Date (Month/Day/Year)

         a.       8/6/02
         b.       8/6/02
         c.       8/7/02
         d.       8/7/02

3.       Transaction Code (Instr. 8)

         a.       M
         b.       S
         c.       M
         d.       S

4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

                             Amount                 (A) or (D)         Price

         a.                        300               A                 8.875
         b.                        300               D                 25.85
         c.                     9,700                A                 8.875
         d.                     9,700                D                 26.2314


5.       Amount of Securities   6.  Ownership Form:     7.  Nature of Indirect
         Beneficially Owned at       Direct (D) or         Beneficial Ownership
         End of Month                Indirect (I)               (Instr. 4)
         (Instr. 3 and 4)             (Instr. 4)

         1,000                           D                         N/A
         1,000                           I                        by IRA
         ------
         2,000 (as previously reported)

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)

         Stock Option - Right to buy

2.       Conversion or Exercise Price of Derivative Security

        a.       $8.875
        b.       $8.875

3.       Transaction Date (Month/Day/Year)

         a.       8/6/02
         b.       8/7/02

4.       Transaction Code (Instr. 8)

         a.       X
         b.       X

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         Options as previously reported     23,000
                  (A)                       (D)
         a.                                   300
         b.                                 9,700

6.       Date Exercisable and Expiration Date (Month/Day/Year)

                  Date Exercisable          Expiration Date
         a.       4/15/00                            4/15/08
         b.       4/15/00                            4/15/08

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)

         Title                                       Amount or Number of Shares
         NA                                                   NA

8.       Price of Derivative Security (Instr. 5)

                  NA

9.       Number of Derivative Securities Beneficially Owned at End of period
         (Instr. 4)

         23,000   (as previously reported)
         10,000   derivative securities disposed
         --------
         13,000   Total owned at end of period

10.      Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
         (Instr. 4)

         D

11.      Nature of Indirect Beneficial Ownership (Instr. 4)

         NA

Explanation of Responses:


/s/Joseph E. Rosen, by Steven C. Ramsey as Power of Attorney
------------------------------------------------------------
Signature of Reporting Person

9/3/02
Date